

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2018

Robert C. Rowe
President and Chief Executive Officer
NorthWestern Corporation
3010 W. 69th Street
Sioux Falls, South Dakota 57108

Re: NorthWestern Corp
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 13, 2018
Form 8-K Filed February 13, 2018
File No. 1-10499

Dear Mr. Rowe:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Non-GAAP Financial Measure, page 32

1. Please disclose in future filings the reasons why management believes the presentation of gross margin provides useful information to investors regarding your financial condition and results of operations. Please refer to Item 10(e)(1)(i)(C) of Regulation S-K.

2. In future filings please include a reconciliation of the differences between gross margin with the most directly comparable financial measure calculated and presented in accordance with GAAP. Also, the use of titles or descriptions of non-GAAP financial

measures should not be the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. Please revise the title of this non-GAAP financial measure in future filings. Please refer to Item 10(e)(1)(i)(B) and 10(e)(1)(ii)(E) of Regulation S-K.

<u>Financial Statements and Financial Statement Schedules</u>

<u>Notes to Consolidated Financial Statements</u>

<u>(1) Nature of Operations and Basis of Consolidation</u>

<u>Inventories, page F-10</u>

3. In future filings please disclose whether inventories are stated at the lower of cost or net realizable value. Please refer to ASC 330-10-50-1 and ASC 210-10-50-1.

<u>(15) Stock-Based Compensation , page F-35</u>

4. Please provide us with a reconciliation of stock-based compensation cost disclosed in this note to stock-based compensation expense reflected in the consolidated statements of cash flows and shareholder's equity.

<u>Form 8-K Filed February 13, 2018</u>

<u>Exhibit 99.1</u>

5. In future filings please include a reconciliation of the differences between Non-GAAP Adjusted diluted earnings per share to GAAP diluted earnings per share. Also, the use of titles or descriptions of non-GAAP financial measures should not be the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. Please revise the title of this non-GAAP financial measure in future filings. Please refer to Item 10(e)(1)(i)(B) and 10(e)(1)(ii)(E) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ta Tanisha Meadows, Staff Accountant at (202) 551-3322 if you have questions regarding our comments or related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Crystal Lail, Vice President and Controller